1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑               Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐               No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:               .)

TSMC Monthly Sales Report — April 2005

Hsinchu, Taiwan, R.O.C. – May 9, 2005 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for April 2005 totaled NT$18,903 million, and that revenues for January through April 2005 were NT$74,556 million.

Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “Due to higher wafer shipments, net sales for April 2005 increased by 7.3 percent compared to March 2005. On a year-over-year basis, net sales for April 2005 decreased 8.4 percent.”

“TSMC’s second quarter 2005 guidance, which was announced on April 26, remains unchanged,” Ms. Ho added.

Sales Report:

(Unit: NT$ million)

Net Sales	2005*	2004	Increase (Decrease) %
April	18,903	20,631	(8.4)
January through April	74,556	78,144	(4.6)

*	Year 2005 figures have not been audited.

TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:

Richard C.Y. Chung
PR Principal Specialist, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
May 09, 2005

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees for the period of April 2005.

1) Sales volume (in NT$: thousand)

Period	Items	2005	2004
Apr.	Invoice amount	18,129,045	20,122,168
Jan. - Apr	Invoice amount	70,437,436	74,707,345
Apr.	Net sales	18,903,406	20,630,606
Jan. - Apr	Net sales	74,556,623	78,143,811

2) Funds lent to other parties (in NT$: thousand)

	Limit of lending	Apr.		Bal. as of period end
TSMC	83,070,696	—		—
TSMC’s subsidiaries	30,902,651	(35,140)	*	4,379,060

*	The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$: thousand)

	Limit of endorsements	Apr.		Bal. as of period end
TSMC	103,838,370	(25,100)	*	3,127,900
TSMC’s subsidiaries	N/A	0		0
TSMC endorses for subsidiaries		(25,100)	*	3,127,900
TSMC’s subsidiaries endorse for TSMC		0		0
TSMC endorses for PRC companies		0		0
TSMC’s subsidiaries endorse for PRC companies		0		0

*	The deviation was due to the fluctuation in currency exchange rate.

Taiwan Semiconductor Manufacturing Company Limited
May 09, 2005

This is to report the financial derivative transactions for the period of April 2005.

Hedging purpose (for assets / liabilities denominated in foreign currencies)

			Option
		Futures	Sell		Buy		Forward	Swap	Others
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	0	0	—
Premium Income (Expense)		—	—	—	—	—	0	0	—
Outstanding Contracts	Notional Amount	—	—	—	—	—	16,139,964	49,108,030	—
	Mark to Market Value	—	—	—	—	—	(174,287)	(33,938)	—
Expired Contracts	Notional Amount	—	—	—	—	—	65,912	75,771	—
	Realized Profit/Loss	—	—	—	—	—	570,439	1,461,286	—

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 9, 2005	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer